Exhibit 10.11
EXECUTION VERSION
EMPLOYMENT AGREEMENT
     THIS EMPLOYMENT AGREEMENT (this “Agreement”) is entered as of March 25, 2008, by and between Claire’s Boutiques, Inc., a Delaware corporation (the “Company”), and John A. Zimmermann (the “Executive”).
     WHEREAS, the Company desires to employ the Executive on the terms and subject to the conditions set forth herein and the Executive has agreed to be so employed.
     NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:
1. Employment of Executive; Duties.
     1.1 Title. During the Employment Period (as defined in Section 2 hereof), the Executive shall serve as the President of North America of the Company.
     1.2 Duties.
     (a) During the Employment Period, the Executive shall have such executive and managerial powers and duties as may be assigned to the Executive by the Chief Executive Officer or the Board of Directors (the “Board”) of the Company or Claire’s Stores, Inc. (the “Company Parent”), commensurate with the Executive’s position as President of North America, and shall report to the Chief Executive Officer or the Board. The Board or the Chief Executive Officer may adjust the duties and responsibilities of the Executive as President of North America of the Company, notwithstanding the specific title set forth in Section 1.1 hereof, based upon the Company’s or Company Parent’s needs from time to time. Except for sick leave, reasonable vacations and excused leaves of absence, the Executive shall, throughout the Employment Period, devote the whole of the Executive’s working time, attention, knowledge and skills faithfully, and to the best of the Executive’s ability, to the duties and responsibilities of the Executive’s positions in furtherance of the business affairs and activities of the Company and its subsidiaries and Affiliates (as defined in Section 5.4(a) hereof).
     (b) During the Employment Period, the Executive’s principal place of employment shall be at the Company’s office in Hoffman Estates, Illinois. The Executive shall relocate his principal residence to the greater Chicago metropolitan area.
     (c) The Executive shall at all times be subject to, comply with, observe and carry out (i) the Company’s rules, regulations, policies and codes of ethics and/or conduct applicable to its employees generally and in effect from time to time and (ii) such rules, regulations, policies, codes of ethics and/or conduct, directions and restrictions as the Board may from time to time reasonably establish or approve generally for senior executive officers of the Company.

2. Term of Employment. The Executive’s employment with the Company will commence on or about April 14, 2008 (the date of such commencement, the “Effective Date”). This Agreement shall govern the terms and conditions of the Executive’s employment by the Company, and the termination thereof, during the period that commences on the Effective Date and ends on April 30, 2010 (the “Term”), provided that the Term shall automatically be extended for successive one year periods unless either party provides written notice (a “Notice of Non-Renewal”) at least ninety (90) days prior to the expiration of the Term that the Term shall not be further extended. The portion of the Term during which the Executive is actually employed by the Company under this Agreement is referred to as the “Employment Period”.
3. Compensation and General Benefits.
     3.1 Base Salary.
     (a) During the Employment Period, the Company agrees to pay to the Executive an annual base salary in an amount equal to $550,000 (such base salary, as may be adjusted from time to time pursuant to Section 3.1(b), is referred to herein as the “Base Salary”). The Executive’s Base Salary, less amounts required to be withheld under applicable law, shall be payable in equal installments in accordance with the Company’s normal payroll practices and procedures in effect from time to time for the payment of salaries to officers of the Company, but in no event less frequently than monthly.
     (b) The Company shall review the Executive’s performance on an annual basis and, based on such review, may change the Base Salary, as it, acting in its sole discretion, shall determine to be reasonable and appropriate.
     3.2 Bonus.
     (a) Upon commencement of employment, the Executive will be entitled to receive a one-time starting bonus of $125,000. This sign-on bonus will be paid with the first regular payroll date following the Effective Date. If the Executive’s employment terminates under Section 4.4 prior to the first anniversary of the Effective Date, the Executive shall be required to repay to the Company 100% of the sign-on-bonus in this Section 3.2(a), and if such termination occurs on or after the first anniversary of the Effective Date but prior to the second anniversary of the Effective Date, the Executive shall be required to repay to the Company 50% of the sign-on-bonus in this Section 3.2(a).
     (b) Pursuant to the Company’s Annual Incentive Plan (the “AIP”), with respect to each fiscal year of the Company that begins after February 2, 2008 and that ends during the Employment Period, the Executive shall be eligible to receive from the Company an annual performance bonus (the “Annual Bonus”), prorated as applicable, based upon the attainment of annual goals established by the Board, which may include comparable store sales, earnings before interest, taxes, depreciation and amortization

(“EBITDA”) and/or cash generation goals. The Executive’s target Annual Bonus shall be seventy-five percent (75%) of the Executive’s Base Salary if the targeted levels of performance to be determined by the Company or the Company Parent for the applicable year are met. Any Annual Bonus earned shall be payable in full as soon as reasonably practicable following the determination thereof, but in no event later than April 15 of the following year (unless administratively impracticable to do so because the Company’s results for the applicable year had not yet been finalized) and in accordance with the Company’s normal payroll practices and procedures. Notwithstanding the foregoing language, but subject to the last sentence of this Section 3.2(b), with respect to the fiscal year ending January 31, 2009, the Executive will receive a minimum Annual Bonus of $225,000. Except as otherwise expressly provided in the AIP and Section 4 hereof, any Annual Bonus (or portion thereof) payable under this Section 3.2(b) shall not be earned and payable unless the Executive is employed by the Company on the day the Annual Bonus is paid by the Company in accordance with the Company’s normal payroll practices and procedures.
     3.3 Expenses.
     (a) In addition to any amounts to which the Executive may be entitled pursuant to the other provisions of this Section 3 or elsewhere herein, the Executive shall be entitled to receive reimbursement from the Company for all reasonable and necessary expenses incurred by the Executive during the Term in performing the Executive’s duties hereunder on behalf of the Company or the Company Parent, subject to, and consistent with, the Company’s policies for expense payment and reimbursement, in effect from time to time.
     (b) The Executive will be entitled to reimbursement for customary relocation expenses under the Company’s relocation policy. The Executive shall also be entitled to relocation benefits as mutually agreed to by the parties. If the Executive’s employment terminates under Section 4.4 prior to the first anniversary of the Effective Date, the Executive shall be required to repay to the Company 100% of all relocation benefits (including the customary benefits and any additional benefits mutually agreed upon), and if such termination occurs on or after the first anniversary of the Effective Date but prior to the second anniversary of the Effective Date, the Executive shall be required to repay to the Company 50% of such relocation benefits.
     3.4 Benefits.
     (a) During the Employment Period, in addition to any amounts to which the Executive may be entitled pursuant to the other provisions of this Section 3 or elsewhere herein, the Executive shall be entitled to participate in, and to receive benefits under, any benefit plans, arrangements or policies made available by the Company to its senior executive officers generally, subject to and on a basis consistent with the terms, conditions and overall administration of each such plan, arrangement or policy.

     (b) During the Employment Period, the Company shall provide the Executive with a Company automobile or pay a monthly automobile allowance commensurate with other executives at the Executive’s level. The Company shall pay all operating and maintenance expenses of the automobile during the Executive’s employment.
     3.5 Employee Stock Options.
     (a) Claire’s, Inc. has adopted a stock option plan, in the form attached hereto as Exhibit A and incorporated herein by reference (the “Plan”), for the grant of stock options to employees or directors of the Company or of any subsidiary of the Company to purchase shares of Common Stock of Claire’s, Inc. (the “Common Stock”).
     (b) On or shortly after the Effective Date, pursuant to the Plan, the Executive shall be granted nonqualified options to purchase 375,000 shares of Common Stock at a price per share equal to $10 for its shares on the terms set forth in the Option Grant Letter attached hereto as Exhibit B and incorporated herein by reference (the “Option Letter”).
     3.6 Stock Investment.
     (a) On or shortly after the Effective Date, the Executive shall have the opportunity to purchase up to 30,000 shares of Common Stock for aggregate cash consideration of $300,000 (the “Stock Purchase”). The Stock Purchase shall otherwise be on the terms set forth in the Stock Letter attached hereto as Exhibit C.
     (b) Upon completion of the Stock Purchase, the Executive shall be granted an additional fully vested nonqualified stock option to purchase 30,000 shares of Common Stock at a price per share equal to $10.00 on the terms set forth in the Option Letter.
4. Termination.
     4.1 General. The employment of the Executive hereunder (and the Employment Period) shall terminate as provided in Section 2 hereof, unless earlier terminated in accordance with the provisions of this Section 4.
     4.2 Death or Disability of the Executive.
     (a) The employment of the Executive hereunder (and the Employment Period) shall terminate upon (i) the death of the Executive and (ii) at the option of the Company, upon not less than fifteen (15) days’ prior written notice to the Executive or the Executive’s personal representative or guardian, if the Executive suffers a “Total Disability” (as defined in Section 4.2(b) hereof). Upon termination for death or Total Disability, the Company shall pay to the Executive, guardian or personal representative, as the case may be, a prorated share of the Annual Bonus pursuant to Section 3.2(b) hereof (based on the period of actual employment) that the Executive would have been entitled to had the Executive worked the full year during which the termination occurred, which bonus shall be based on actual performance of the Company for the year of such termination. Any bonus shall be payable as soon as reasonably practicable following the determination thereof, but in no event later than April 15 of the following year (unless administratively impracticable to do so because the Company’s results for the applicable year had not yet been finalized), and in accordance with the Company’s normal payroll practices and procedures.

     (b) For purposes of this Agreement, “Total Disability” shall mean (i) if the Executive is subject to a legal decree of incompetency (the date of such decree being deemed the date on which such disability occurred), (ii) the written determination by a physician selected by the Company and acceptable to Executive (which acceptance shall not be unreasonably withheld), (which expense shall be paid by the Company) that, because of a medically determinable disease, injury or other physical or mental disability, the Executive is unable substantially to perform, with or without reasonable accommodation, the material duties of the Executive required hereby, and that such disability has lasted for ninety (90) consecutive days or any one hundred twenty (120) days during the immediately preceding twelve (12)-month period or is, as of the date of determination, reasonably expected to last six (6) months or longer after the date of determination, in each case based upon medically available reliable information or (iii) Executive’s qualifying for benefits under the Company’s long-term disability coverage, if any. In conjunction with determining mental and/or physical disability for purposes of this Agreement, the Executive hereby consents to (x) any examinations that the Company reasonably determines are relevant to a determination of whether the Executive is mentally and/or physically disabled or are required by the Company physician, (y) furnish such medical information as may be reasonably requested and (z) waive any applicable physician patient privilege that may arise because of such examination. All expenses incurred by the Executive under this subsection shall be paid by the Company.
     4.3 Termination by the Company Without Cause, Non-Renewal of the Agreement by the Company, Resignation by the Executive For Good Reason or in the event of a Change of Control.
     (a) The Company may terminate the Executive’s employment without “Cause” (as defined in Section 4.3(f)), and thereby terminate the Executive’s employment (and the Employment Period) under this Agreement at any time with no requirement for notice to the Executive. In addition, the Company may terminate the Executive upon expiration of the Term by providing a Notice of Non-Renewal pursuant to Section 2 hereof.
     (b) The Executive may resign, and thereby terminate the Executive’s employment (and the Employment Period), at any time for “Good Reason” (as defined in Section 4.3(e) hereof), upon not less than thirty (30) days’ prior written notice to the Company specifying in reasonable detail the reason therefore; provided, however, that the Company shall have a reasonable opportunity to cure any such Good Reason (to the extent possible) within such thirty (30) day notice period after the Company’s receipt of such notice; and provided further that, if the Company is not seeking to cure, the Company shall not be obligated to allow the Executive to continue working during such period and may, in its sole discretion, accelerate such termination of employment (and the Employment Period) to any date during such period. Executive may not terminate employment under this Agreement for Good Reason regarding any of the Company’s acts or omissions of which Executive had actual notice for sixty (60) days or more prior to giving notice of termination for Good Reason.
     (c) In the event the Executive’s employment is terminated pursuant to this Section 4.3, then, subject to Section 4.3(d) hereof, the following provisions shall apply:
     (i) The Company shall continue to pay the Executive the Base Salary to which the Executive would have been entitled pursuant to Section 3.1 hereof (at the Base Salary rate during the year of termination) for a twelve (12)-month period following such date of termination, with all such amounts payable in accordance with the Company’s normal payroll practices and procedures in the same manner and at the same time as though the Executive remained employed by the Company.
     (ii) If such termination occurs upon or within eighteen (18) months following a Change of Control (as defined in Exhibit B attached hereto), the Company shall continue to pay the Executive the Base Salary to which the Executive would have been entitled pursuant to Section 3.1 hereof (at the Base Salary rate during the year of termination) for the greater of (A) a twelve (12)-month period following such date of termination or (B) the period until the end of the then remaining Term, with all such amounts payable in accordance with the Company’s normal payroll practices and procedures in the same manner and at the same time as though the Executive remained employed by the Company.
     (iii) In the event the Executive’s employment is terminated pursuant to this Section 4.3 without Cause, and if the Company has previously effected reductions in the Executive’s Base Salary and the base salary of all senior executives of the Company, which reductions were substantially similar, then the Base Salary rate for purposes of Section 4.3(c)(i) or (ii) hereof shall be the Base Salary rate in effect immediately prior to such reductions.
     (iv) The Company shall pay to the Executive a prorated share of the Annual Bonus pursuant to Section 3.2(b) hereof (based on the period of actual employment) that the Executive would have been entitled to had the Executive worked the full year during which the termination occurred, based on actual performance of the Company for the year of such termination. The bonus shall be payable as soon as reasonably practicable following the determination thereof, but in no event later than April 15 of the following year (unless administratively impracticable to do so because the Company’s results for the applicable year had not yet been finalized), and in accordance with the Company’s normal payroll practices and procedures.

     (v) If the Executive elects continuation coverage (with respect to the Executive’s coverage and/or any eligible dependent coverage) under the Consolidated Omnibus Budget Reconciliation Act of 1986 (“COBRA Continuation Coverage”) with respect to the Company’s group health insurance plan, the Executive shall be responsible for payment of the monthly cost of COBRA Continuation Coverage. Unless prohibited by law, the Company shall reimburse the Executive for any portion of the monthly cost of COBRA Continuation Coverage that exceeds the amount of the monthly health insurance premium (with respect to the Executive’s coverage and/or any eligible dependent coverage) payable by the Executive immediately prior to the date of Executive’s termination, such reimbursements to continue (A) for a period of twelve (12) months or (B) in the event that the Executive’s Base Salary is being paid pursuant to Section 4.3(c)(ii), for the period set forth therein. The Company shall pay the reimbursements on a monthly basis in accordance with the Company’s normal payroll practices and procedures.
     (d) As a condition precedent to the Executive’s right to receive the benefits set forth in Section 4.3(c) hereof, the Executive agrees to execute a release of the Company and its respective Affiliates, officers, directors, stockholders, employees, agents, insurers, representatives and successors from and against any and all claims that the Executive may have against any such Person (as defined in Section 5.4(f) hereof) relating to the Executive’s employment by the Company and the termination thereof, in the form attached hereto as Exhibit D, as such form may be amended from time to time to comply with changes in law.
     (e) For purposes of this Agreement, the Executive would be entitled to terminate the Executive’s employment for “Good Reason” if without the Executive’s prior written consent:
     (i) the Company fails to comply with any material obligation imposed by this Agreement;
     (ii) the Company effects a reduction in the Executive’s Base Salary, unless all senior executives of the Company receive a substantially similar reduction in base salary; or
     (iii) the Company requires the Executive to be based (excluding regular travel responsibilities) at any office or location more than 75 miles outside of Hoffman Estates, Illinois, provided that the Executive had previously relocated his principal residence to the greater Chicago metropolitan area.
     (f) For purposes of this Agreement, “Cause” means the occurrence of any one or more of the following events:
     (i) an act of fraud, embezzlement, theft or any other material violation of law that occurs during or in the course of Executive’s employment with the Company;
     (ii) intentional damage to the Company’s assets;

     (iii) intentional disclosure of the Company’s confidential information contrary to the Company’s policies;
     (iv) material breach of Executive’s obligations under this Agreement;
     (v) intentional engagement in any activity which would constitute a breach of Executive’s duty of loyalty or of your obligations under this Agreement;
     (vi) material breach of any of material the Company’s policy that has been communicated to the Executive in writing;
     (vii) the willful and continued failure to substantially perform Executive’s duties for the Company (other than as a result of incapacity due to physical or mental illness); or
     (viii) willful conduct by Executive that is demonstrably and materially injurious to the Company, monetarily or otherwise.
     For purposes of this Section 4.3(f), an act, or a failure to act, shall not be deemed “willful” or “intentional” unless it is done, or omitted to be done, by Executive in bad faith or without a reasonable belief that Executive’s action or omission was in the best interest of the Company. Failure to meet performance standards or objectives, by itself, does not constitute “Cause”.
     (g) Notwithstanding the other provisions of this Section 4.3, all payments due and payable in accordance with this Section 4.3(c)(i) and (ii) that have not yet been paid to Executive shall be reduced by an amount equal to any amounts that the Executive receives in connection with any other employment or consulting arrangement during the applicable severance period referenced herein. The Executive shall notify the Company in writing within three (3) business days of accepting any new employment or consulting arrangement that would be the subject of such offset.
     4.4 Termination For Cause, Voluntary Resignation Other Than For Good Reason or Election Not to Extend the Term by the Executive.
     (a) (i) the Company may, upon action of the Board, terminate the employment of the Executive (and the Employment Period) at any time for “Cause,” (ii) the Executive may voluntarily resign other than for Good Reason and thereby terminate the Executive’s employment (and the Employment Period) under this Agreement at any time upon not less than thirty (30) days’ prior written notice or (iii) the Executive may provide a Notice of Non-Renewal pursuant to Section 2 hereof, in which case the Executive’s employment will terminate upon expiration of the Term.
     (b) Upon termination by the Company for Cause, by the Executive as the result of resignation for other than for Good Reason, or by the Executive at the end of the Term following a Notice of Non-Renewal provided by the Executive, the Executive shall be entitled to receive all amounts of earned but unpaid Base Salary and benefits accrued and vested through the date of such termination.

     (c) Before the Company may terminate the Executive for Cause pursuant to Section 4.4(a)(i), the Board shall deliver to the Executive a written notice of the Company’s intent to terminate the Executive for Cause, and the Executive shall have been given a reasonable opportunity to cure any such acts or omissions (which are susceptible of cure as reasonably determined by the Board by majority vote thereof) within thirty (30) days after the Executive’s receipt of such notice.
     (d) If the Executive’s employment terminates under this Section 4.4 prior to the first anniversary of the Effective Date, the Executive shall be required to repay to the Company 100% of the relocation bonus in Section 3.3(b), and if such termination occurs on or after the first anniversary of the Effective Date but prior to the second anniversary of the Effective Date, the Executive shall be required to repay to the Company 50% of the relocation bonus in Section 3.3(b).
     4.5 Resignation from Officer Positions. Upon the termination of the Executive’s employment for any reason (unless otherwise agreed in writing by the Company and the Executive), the Executive will be deemed to have resigned, without any further action by the Executive, from any and all officer, director and/or director positions that the Executive, immediately prior to such termination, (a) held with the Company or any of its Affiliates and (b) held with any other entities at the direction of, or as a result of the Executive’s affiliation with, the Company or any of its Affiliates. If for any reason this Section 4.5 is deemed to be insufficient to effectuate such resignations, then Executive will, upon the Company’s request, execute any documents or instruments that the Company may deem necessary or desirable to effectuate such resignations.
     4.6 Section 409A of the Code. Notwithstanding anything to the contrary in this Agreement, the parties mutually desire to avoid adverse tax consequences associated with the application of Section 409A of the Code to this Agreement and agree to cooperate fully and take appropriate reasonable actions that preserve to the Executive, to the maximum extent practical, the full economic benefit of this Agreement while avoiding any such consequences under Section 409A of the Code, including delaying payments and reforming the form of the Agreement if such action would reduce or eliminate taxes and/or interest payable as a result of Section 409A of the Code. In this regard, notwithstanding anything to the contrary in this Section 4, to the extent necessary to comply with Section 409A of the Code, any payment required under this Section 4 shall be deferred for a period of six (6) months, regardless of the circumstances giving rise to or the basis for such payment.
5. Confidentiality, Work Product and Non-Competition and Non-Solicitation.
     5.1 Confidentiality.
     (a) In connection with the Executive’s employment with the Company, the Company promises to provide the Executive with access to “Confidential Information” (as defined in Section 5.4(d) hereof) in support of the Executive’s employment duties. The Executive recognizes that the Company’s business interests require a confidential relationship between the Company and the Executive and the fullest practical protection and confidential treatment of all Confidential Information. At all times, both during and after the Employment Period, the Executive shall not directly or indirectly: (i) appropriate, download, print, copy, remove, use, disclose, divulge, communicate or otherwise “Misappropriate” (as defined in Section 5.4(e) hereof), any Confidential Information, including, without limitation, originals or copies of any Confidential Information, in any media or format, except for the Company’s benefit within the course and scope of the Executive’s employment or with the prior written consent of a majority of the Board; or (ii) take or encourage any action that would circumvent, interfere with or otherwise diminish the value or benefit of the Confidential Information to any of the Company Parties (as defined in Section 5.4(b) hereof).
     (b) All Confidential Information, and all other information and property affecting or relating to the business of the Company Parties within the Executive’s possession, custody or control, regardless of form or format, shall remain, at all times, the property of the respective Company Parties, the appropriation, use and/or disclosure of which is governed and restricted by this Agreement.
     (c) The Executive acknowledges and agrees that:
     (i) the Executive occupies a unique position within the Company, and the Executive is and will be intimately involved in the development and/or implementation of Confidential Information;
     (ii) in the event the Executive breaches this Section 5.1 with respect to any Confidential Information, such breach shall be deemed to be a Misappropriation of such Confidential Information; and
     (iii) any Misappropriation of Confidential Information will result in immediate and irreparable harm to the Company.
     (d) Upon receipt of any formal or informal request, by legal process or otherwise, seeking the Executive’s direct or indirect disclosure or production of any Confidential Information to any Person, the Executive shall promptly and timely notify the Company and provide a description and, if applicable, hand deliver a copy of such request to the Company. The Executive irrevocably nominates and appoints the Company as the Executive’s true and lawful attorney-in-fact to act in the Executive’s name, place and stead to perform any act that the Executive might perform to defend and protect against any disclosure of Confidential Information.
     (e) At any time the Company may request, during or after the Employment Period, the Executive shall deliver to the Company all originals and copies of Confidential Information and all other information and property affecting or relating to the business of the Company Parties within the Executive’s possession, custody or control, regardless of form or format, including, without limitation any Confidential Information produced by the Executive. Both during and after the Employment Period, the Company shall have the right of reasonable access to review, inspect, copy and/or confiscate any Confidential Information within the Executive’s possession, custody or control.

     (f) Upon termination or expiration of this Agreement, the Executive shall immediately return to the Company all Confidential Information, and all other information and property affecting or relating to the business of the Company Parties, within the Executive’s possession, custody or control, regardless of form or format, without the necessity of a prior Company request.
     (g) During the Employment Period, the Executive represents and agrees that the Executive will not use or disclose any confidential or proprietary information or trade secrets of others, including but not limited to former employers, and that the Executive will not bring onto the premises of the Company or access such confidential or proprietary information or trade secrets of such others, unless consented to in writing by said others, and then only with the prior written authorization of the Company.
     5.2 Work Product/Intellectual Property.
     (a) Assignment. The Executive hereby assigns to the Company all right, title and interest to all “Work Product” (as defined in Section 5.4(h) hereof) that (i) relates to any of the Company Parties’ actual or anticipated business, research and development or existing or future products or services, or (ii) is conceived, reduced to practice, developed or made using any equipment, supplies, facilities, assets, information or resources of any of the Company Parties (including, without limitation, any intellectual property rights).
     (b) Disclosure. The Executive shall promptly disclose Work Product to the Board and perform all actions reasonably requested by the Company (whether during or after the Employment Period) to establish and confirm the ownership and proprietary interest of any of the Company Parties in any Work Product (including, without limitation, the execution of assignments, consents, powers of attorney, applications and other instruments). The Executive shall not file any patent or copyright applications related to any Work Product except with the written consent of a majority of the Board.
     5.3 Non-Competition and Non-Solicitation.
     (a) In consideration of the Confidential Information being provided to the Executive as stated in Section 5.1 hereof, and other good and valuable new consideration as stated in this Agreement, including, without limitation, employment and/or continued employment with the Company, and the business relationships, Company goodwill, work experience, client, customer and/or vendor relationships and other fruits of employment that the Executive will have the opportunity to obtain, use and develop under this Agreement, the Executive agrees to the restrictive covenants stated in this Section 5.3.
     (b) From the Effective Date until the end of the Restricted Period (as defined in Section 5.4(g) hereof), the Executive agrees that the Executive will not, directly or indirectly, on the Executive’s own behalf or on the behalf of any other Person, within the United States of America or in any other country or territory in which the businesses of the Company are conducted:

     (i) engage in a Competing Business (as defined in Section 5.4(c) hereof), including, without limitation, by owning, managing, operating, controlling, being employed by, providing services as a consultant or independent contractor to or participating in the ownership, management, operation or control of any Competing Business;
     (ii) induce or attempt to induce any customer, vendor, supplier, licensor or other Person in a business relationship with any Company Party, for or with which the Executive or employees working under the Executive’s supervision had any direct or indirect responsibility or contact during the Employment Period, (A) to do business with a Competing Business or (B) to cease, restrict, terminate or otherwise reduce business with the Company for the benefit of a Competing Business, regardless of whether the Executive initiates contact; or
     (iii) (A) solicit, recruit, persuade, influence or induce, or attempt to solicit, recruit, persuade, influence or induce anyone employed or otherwise retained by any of the Company Parties (including any independent contractor or consultant), to cease or leave their employment or contractual or consulting relationship with any Company Party, regardless of whether the Executive initiates contact for such purposes or (B) hire, employ or otherwise attempt to establish, for any Person, any employment, agency, consulting, independent contractor or other business relationship with any Person who is or was employed or otherwise retained by any of the Company Parties (including any independent contractor or consultant).
     (c) The parties hereto acknowledge and agree that, notwithstanding anything in Section 5.3(b)(i) hereof, (i) the Executive may own or hold, solely as passive investments, securities of Persons engaged in any business that would otherwise be included in Section 5.3(b)(i), as long as with respect to each such investment the securities held by the Executive do not exceed five percent (5%) of the outstanding securities of such Person and such securities are publicly traded and registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (ii) the Executive may serve on the board of directors (or other comparable position) or as an officer of any entity at the request of the Board; provided, however, that in the case of investments otherwise permitted under clause (i) above, the Executive shall not be permitted to, directly or indirectly, participate in, or attempt to influence, the management, direction or policies of (other than through the exercise of any voting rights held by the Executive in connection with such securities), or lend the Executive’s name to, any such Person.
     (d) The Executive acknowledges that (i) the restrictive covenants contained in this Section 5.3 hereof are ancillary to and part of an otherwise enforceable agreement, such being the agreements concerning Confidential Information and other consideration as stated in this Agreement, (ii) at the time that these restrictive covenants are made, the limitations as to time, geographic scope and activity to be restrained, as described herein, are reasonable and do not impose a greater restraint than necessary to protect the good will and other legitimate business interests of the Company, including without limitation, Confidential Information (including trade secrets), client, customer and/or vendor relationships, client and/or customer goodwill and business productivity, (iii) in the event of termination of the Executive’s employment, the Executive’s experiences and capabilities are such that the Executive can obtain gainful employment without violating this Agreement and without the Executive incurring undue hardship, (iv) based on the relevant benefits and other new consideration provided for in this Agreement, including, without limitation, the disclosure and use of Confidential Information, the restrictive covenants of this Section 5.3, as applicable according to their terms, shall remain in full force and effect even in the event of the Executive’s involuntary termination from employment, with or without Cause and (v)the Executive has carefully read this Agreement and has given careful consideration to the restraints imposed upon the Executive by this Agreement and consents to the terms of the restrictive covenants in this Section 5.3, with the knowledge that this Agreement may be terminated at any time in accordance with the provisions hereof.
     5.4 Definitions. For purposes of this Agreement, the following terms shall have the following meanings:
     (a) An “Affiliate” of any specified Person means any other Person, whether now or hereafter existing, directly or indirectly controlling or controlled by, or under direct or indirect common control with, such specified Person. For purposes hereof, “control” or any other form thereof, when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” shall have meanings correlative to the foregoing.
     (b) “Company Parties” means the Company, and its direct and indirect parents, subsidiaries and Affiliates, and their successors in interest.
     (c) “Competing Business” means any business that owns or operates a specialty retail chain, which chain derives 15% or more of its revenue for the trailing 12 months from the sale of costume jewelry or accessories targeted to girls or women.
     (d) Confidential Information.
     (i) Definition. “Confidential Information” means any and all material, information, ideas, inventions, formulae, patterns, compilations, programs, devices, methods, techniques, processes, know how, plans (marketing, business, strategic, technical or otherwise), arrangements, pricing and other data of or relating to any of the Company Parties (as well as their customers and/or vendors) that is confidential, proprietary or trade secret (A) by its nature, (B) based on how it is treated or designated by a Company Party, (C) because the disclosure of which would have a material adverse effect on the business or planned business of any of the Company Parties and/or (D) as a matter of law.

     (ii) Exclusions. Confidential Information does not include material, data, and/or information (A) that any Company Party has voluntarily placed in the public domain, (B) that has been lawfully and independently developed and publicly disclosed by third parties, (C) that constitutes the general non-specialized knowledge and skills gained by the Executive during the Employment Period or (D) that is otherwise in the public domain through lawful means; provided, however, that the unauthorized appropriation, use or disclosure of Confidential Information by the Executive, directly or indirectly, shall not affect the protection and relief afforded by this Agreement regarding such information.
     (iii) Inclusions. Confidential Information includes, without limitation, the following information (including without limitation, compilations or collections of information) relating or belonging to any Company Party (as well as their clients, customers and/or vendors) and created, prepared, accessed, used or reviewed by the Executive during or after the Employment Period: (1) product and manufacturing information, such as ingredients, combinations of ingredients and manufacturing processes; (2) scientific and technical information, such as research and development, tests and test results, formulae and formulations, studies and analysis; (3) financial and cost information, such as operating and production costs, costs of goods sold, costs of supplies and manufacturing materials, non-public financial statements and reports, profit and loss information, margin information and financial performance information; (4) customer related information, such as customer related contracts, engagement and scope of work letters, proposals and presentations, customer-related contacts, lists, identities and prospects, practices, plans, histories, requirements and needs, price information and formulae and information concerning client or customer products, services, businesses or equipment specifications; (5) vendor and supplier related information, such as the identities, practices, history or services of any vendors or suppliers and vendor or supplier contacts; (6) sales, marketing and price information, such as marketing and sales programs and related data, sales and marketing strategies and plans, sales and marketing procedures and processes, pricing methods, practices and techniques and pricing schedules and lists; (7) database, software and other computer related information, such as computer programs, data, compilations of information and records, software and computer files, presentation software and computer-stored or backed-up information including, but not limited to, e-mails, databases, word processed documents, spreadsheets, notes, schedules, task lists, images and video; (8) employee-related information, such as lists or directories identifying employees, representatives and contractors, and information regarding the competencies (knowledge, skill, experience), compensation and needs of employees, representatives and contractors and training methods; and (9) business- and operation-related information, such as operating methods, procedures, techniques, practices and processes, information about acquisitions, corporate or business opportunities, information about partners and potential investors, strategies, projections and related documents, contracts and licenses and business records, files, equipment, notebooks, documents, memoranda, reports, notes, sample books, correspondence, lists and other written and graphic business records.

     (e) “Misappropriate”, or any form thereof, means:
     (i) the acquisition of any Confidential Information by a Person who knows or has reason to know that the Confidential Information was acquired by theft, bribery, misrepresentation, breach or inducement of a breach of a duty to maintain secrecy or espionage through electronic or other means (each, an “Improper Means”); or
     (ii) the disclosure or use of any Confidential Information without the express consent of the Company by a Person who (A) used Improper Means to acquire knowledge of the Confidential Information (B) at the time of disclosure or use, knew or had reason to know that his or her knowledge of the Confidential Information was (x) derived from or through a Person who had utilized Improper Means to acquire it, (y) acquired under circumstances giving rise to a duty to maintain its secrecy or limit its use or (z) derived from or through a Person who owed a duty to the Company to maintain its secrecy or limit its use or (C) before a material change of his or her position, knew or had reason to know that it was Confidential Information and that knowledge of it had been acquired by accident or mistake.
     (f) “Person” means any individual, corporation, partnership, limited liability company, joint venture, association, business trust, joint-stock company, estate, trust, unincorporated organization, government or other agency or political subdivision thereof or any other legal or commercial entity.
     (g) “Restricted Period” means the longer of (i) twelve (12) months after the date of termination of employment (the Executive’s last day of work for the Company) or (ii) the period during which the Executive is receiving payments from the Company pursuant to Section 4 hereof.
     (h) “Work Product” means all patents and patent applications, all inventions, innovations, improvements, developments, methods, designs, analyses, drawings, reports, creative works, discoveries, software, computer programs, modifications, enhancements, know-how, formulations, concepts and ideas, and all similar or related information (in each case whether or not patentable), all copyrights and copyrightable works, all trade secrets, confidential information, and all other intellectual property and intellectual property rights that are conceived, reduced to practice, developed or made by the Executive either alone or with others in the course of employment with the Company (including employment prior to the date of this Agreement).
     5.5 Remedies. Because the Executive’s services are unique and because the Executive has access to Confidential Information, the Executive acknowledges and agrees that if the Executive breaches any of the provisions of Section 5 hereof, the Company may suffer immediate and irreparable harm for which monetary damages alone will not be a sufficient remedy. The restrictive covenants stated in Section 5 hereof are without prejudice to the Company’s rights and causes of action at law.

     5.6 Interpretation; Severability.
     (a) The Executive has carefully considered the possible effects on the Executive of the covenants not to compete, the confidentiality provisions and the other obligations contained in this Agreement, and the Executive recognizes that the Company has made every effort to limit the restrictions placed upon the Executive to those that are reasonable and necessary to protect the Company’s legitimate business interests.
     (b) The Executive acknowledges and agrees that the restrictive covenants set forth in this Agreement are reasonable and necessary in order to protect the Company’s valid business interests. It is the intention of the parties hereto that the covenants, provisions and agreements contained herein shall be enforceable to the fullest extent allowed by law. If any covenant, provision or agreement contained herein is found by a court having jurisdiction to be unreasonable in duration, scope or character of restrictions, or otherwise to be unenforceable, such covenant, provision or agreement shall not be rendered unenforceable thereby, but rather the duration, scope or character of restrictions of such covenant, provision or agreement shall be deemed reduced or modified with retroactive effect to render such covenant, provision or agreement reasonable or otherwise enforceable (as the case may be), and such covenant, provision or agreement shall be enforced as modified. If the court having jurisdiction will not review the covenant, provision or agreement, the parties hereto shall mutually agree to a revision having an effect as close as permitted by applicable law to the provision declared unenforceable. The parties hereto agree that if a court having jurisdiction determines, despite the express intent of the parties hereto, that any portion of the covenants, provisions or agreements contained herein are not enforceable, the remaining covenants, provisions and agreements herein shall be valid and enforceable. Moreover, to the extent that any provision is declared unenforceable, the Company shall have any and all rights under applicable statutes or common law to enforce its rights with respect to any and all Confidential Information or unfair competition by the Executive.
6. Miscellaneous.
     6.1 Public Statements.
     (a) Media Nondisclosure. The Executive agrees that during the Employment Period or at any time thereafter, except as may be authorized in writing by the Company, the Executive will not directly or indirectly disclose or release to the Media any information concerning or relating to any aspect of the Executive’s employment or termination from employment with the Company and/or any aspect of any dispute that is the subject of this Agreement. For the purposes of this Agreement, the term “Media” includes, without limitation, any news organization, station, publication, show, website, web log (blog), bulletin board, chat room and/or program (past, present and/or future), whether published through the means of print, radio, television and/or the Internet or otherwise, and any member, representative, agent and/or employee of the same.

     (b) Non-Disparagement. The Executive agrees that during the Employment Period or at any time thereafter, the Executive will not make any statements, comments or communications in any form, oral, written or electronic to any Media or any customer, client or supplier of the Company or any of its Affiliates, which would constitute libel, slander or disparagement of the Company or any of its Affiliates, including, without limitation, any such statements, comments or communications that criticize, ridicule or are derogatory to the Company or any of its Affiliates; provided, however, that the terms of this Section 6.1(b) shall not apply to communications between the Executive and, as applicable, the Executive’s attorneys or other persons with whom communications would be subject to a claim of privilege existing under common law, statute or rule of procedure. The Executive further agrees that the Executive will not in any way solicit any such statements, comments or communications from others.
     6.2 ARBITRATION. SUBJECT TO THE RIGHTS UNDER SECTION 6.3 HEREOF TO SEEK INJUNCTIVE OR OTHER EQUITABLE RELIEF, BINDING ARBITRATION SHALL BE THE EXCLUSIVE REMEDY FOR ANY AND ALL DISPUTES, CLAIMS OR CONTROVERSIES, WHETHER STATUTORY, CONTRACTUAL OR OTHERWISE, BETWEEN THE PARTIES HERETO ARISING UNDER OR RELATING TO THIS AGREEMENT OR THE EXECUTIVE’S EMPLOYMENT BY OR TERMINATION FROM THE COMPANY (INCLUDING, BUT NOT LIMITED TO, THE AMOUNT OF DAMAGES, OR THE CALCULATION OF ANY BONUS OR OTHER AMOUNT OR BENEFIT DUE) (COLLECTIVELY, “DISPUTES”). THE PARTIES EACH WAIVE THE RIGHT TO A JURY TRIAL AND WAIVE THE RIGHT TO ADJUDICATE THEIR DISPUTES UNDER THIS AGREEMENT OUTSIDE THE ARBITRATION FORUM PROVIDED FOR IN THIS AGREEMENT, EXCEPT AS OTHERWISE PROVIDED IN THIS AGREEMENT.
     (a) Procedure Generally. The parties agree to submit the Dispute to a single arbitrator selected from a panel of JAMS arbitrators. The arbitration will be governed by the JAMS Comprehensive Arbitration Rules and Procedures in effect at the time the arbitration is commenced, subject to the terms and modifications of this Agreement. If for any reason JAMS cannot serve as the arbitration administrator or cannot fulfill the panel requirements of the Arbitration Provision, the Company may select an alternative arbitration administrator, such as AAA, to serve under the terms of this Agreement.
     (b) Arbitrator Selection. To select the arbitrator, the parties shall make their respective strikes from a panel of former federal court judges and magistrates, to the extent available from JAMS (the “First Panel”). If the parties cannot agree upon an arbitrator from the First Panel or if such a panel is not available from JAMS, then the parties will next make their respective strikes from a panel of former Illinois state court trial and appellate judges, to the extent available from JAMS (the “Second Panel”). Any arbitrators proposed for the First and Second Panels provided for in this Section 6.2(b) must be available to serve in the Agreed Venue. If the parties cannot agree upon an arbitrator from the Second Panel or if such a panel is not available from JAMS, then the parties will next make their respective strikes from the panel of all other JAMS arbitrators available to serve in the Agreed Venue.

     (c) VENUE. THE PARTIES STIPULATE AND AGREE THAT THE EXCLUSIVE VENUE OF ANY SUCH ARBITRATION PROCEEDING (AND OF ANY OTHER PROCEEDING, INCLUDING ANY COURT PROCEEDING, UNDER THIS AGREEMENT) SHALL BE CHICAGO, ILLINOIS (THE “AGREED VENUE”).
     (d) Authority and Decision. The arbitrator shall have the authority to award the same damages and other relief that a court could award. The arbitrator shall issue a reasoned award explaining the decision and any damages awarded. The arbitrator’s decision will be final and binding upon the parties and enforceable by a court of competent jurisdiction. The parties will abide by and perform any award rendered by the arbitrator. In rendering the award, the arbitrator shall state the reasons therefor, including (without limitation) any computations of actual damages or offsets, if applicable.
     (e) Fees and Costs. In the event of arbitration under the terms of this Agreement, the fees charged by JAMS or other arbitration administrator and the arbitrator shall be borne by the parties equally. In addition, the parties shall each bear their own costs, expenses and attorneys’ fees incurred in arbitration.
     (f) Limited Scope. The following are excluded from binding arbitration under this Agreement: claims for workers’ compensation benefits or unemployment benefits; replevin; and claims for which a binding arbitration agreement is invalid as a matter of law.
     6.3 Injunctive Relief. The parties hereto may seek injunctive relief in arbitration; provided, however, that as an exception to the arbitration agreement set forth in Section 6.2 hereof, the parties, in addition to all other available remedies, shall each have the right to initiate an action in any court of competent jurisdiction in order to request injunctive or other equitable relief regarding the terms of Sections 5 or 6.2 hereof. The exclusive venue of any such proceeding shall be in the Agreed Venue. The parties agree (a) to submit to the jurisdiction of any competent court in the Agreed Venue, (b) to waive any and all defenses the Executive may have on the grounds of lack of jurisdiction of such court and (c) that neither party shall be required to post any bond, undertaking or other financial deposit or guarantee in seeking or obtaining such equitable relief. Evidence adduced in any such proceeding for an injunction may be used in arbitration as well. The existence of this right shall not preclude or otherwise limit the applicability or exercise of any other rights and remedies that a party hereto may have at law or in equity.
     6.4 Settlement of Existing Rights. In exchange for the other terms of this Agreement, the Executive acknowledges and agrees that: (a) the Executive’s entry into this Agreement is a condition of employment and/or continued employment with the Company, as applicable; (b) except as otherwise provided herein, this Agreement will replace any existing employment agreement between the parties and thereby act as a novation, if applicable; (c) the Executive is being provided with access to Confidential Information, including, without limitation, proprietary trade secrets of one or more Company Parties, to which the Executive has not previously had access; (d) all Company inventions and intellectual property developed by the Executive during any past employment with the Company and all goodwill developed with the Company’s clients, customers and other business contacts by the Executive during any past employment with Company, as applicable, is the exclusive property of the Company; and (e) all Confidential Information and/or specialized training accessed, created, received or utilized by the Executive during any past employment with Company, as applicable, will be subject to the restrictions on Confidential Information described in this Agreement, whether previously so agreed or not.

     6.5 Indemnification. The Executive shall be entitled from the Effective Date until the end of the Employment Period in the capacity as an officer or director of the Company or any of its subsidiaries to the benefit of the indemnification provisions contained in the By-Laws of the Company or as a matter of law, whichever is greater. In addition, during the term of the Executive’s employment and, where applicable under the terms of the relevant liability policy thereafter, the Executive shall be covered under any directors’ and officers’ insurance policy maintained by the Company.
     6.6 Post-Termination Assistance. During the Restricted Period, the Executive shall cooperate, at the reasonable request of the Company (i) in the transition of any matter for which the Executive had authority or responsibility during the Employment Period, or (ii) with respect to any other matter involving the Company for which the Executive may be of assistance. The Executive shall be entitled to reimbursement of any out-of-pocket expenses he incurs in providing such assistance upon submission of documentation supporting such expenses.
     6.7 Entire Agreement; Waiver. This Agreement contains the entire agreement between the Executive and the Company with respect to the subject matter hereof, and supersedes any and all prior understandings or agreements, whether written or oral. No modification or addition hereto or waiver or cancellation of any provision hereof shall be valid except by a writing signed by the party to be charged therewith. No delay on the part of any party to this Agreement in exercising any right or privilege provided hereunder or by law shall impair, prejudice or constitute a waiver of such right or privilege.
     6.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois without regard to principles of conflict of laws.
     6.9 Successors and Assigns; Binding Agreement. The rights and obligations of the parties under this Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, personal representatives, successors and permitted assigns. This Agreement is a personal contract, and, except as specifically set forth herein, the rights and interests of the Executive herein may not be sold, transferred, assigned, pledged or hypothecated by any party without the prior written consent of the others. As used herein, the term “successor” as it relates to the Company, shall include, but not be limited to, any successor by way of merger, consolidation or sale of all or substantially all of such Person’s assets or equity interests.
     6.10 Representation by Counsel; Independent Judgment. Each of the parties hereto acknowledges that (a) it or the Executive has read this Agreement in its entirety and understands all of its terms and conditions, (b) it or the Executive has had the opportunity to consult with any individuals of its or the Executive’s choice regarding its or the Executive’s agreement to the provisions contained herein, including legal counsel of its or the Executive’s choice, and any decision not to was the Executive’s or its alone and (c) it or the Executive is entering into this Agreement of its or the Executive’s own free will, without coercion from any source, based upon its or the Executive’s own independent judgment.

     6.11 Interpretation. The parties and their respective legal counsel actively participated in the negotiation and drafting of this Agreement, and in the event of any ambiguity or mistake herein, or any dispute among the parties with respect to the provisions hereto, no provision of this Agreement shall be construed unfavorably against any of the parties on the ground that the Executive, it, or the Executive’s or its counsel was the drafter thereof.
     6.12 Survival. The applicable provisions of Sections 4, 5 and 6 hereof shall survive the termination of this Agreement.
     6.13 Notices. All notices and communications hereunder shall be in writing and shall be deemed properly given and effective when received, if sent by facsimile or telecopy, or by postage prepaid by registered or certified mail, return receipt requested, or by other delivery service which provides evidence of delivery, as follows:
     If to the Company, to:
Claire’s Stores, Inc.
2400 W. Central Rd.
Hoffman Estates, IL 60192
Attention: General Counsel
     If to the Executive, to:
John A. Zimmermann
6229 Aberdeen Avenue
Dallas, TX 75230
     With a copy to:
Hal K. Gillespie
Gillespie, Rozen, Watsky & Jones, P.C.
3402 Oak Grove, Suite 200
Dallas, TX 75204
     or to such other address as one party may provide in writing to the other party from time to time.
     6.14 No Conflicts. The Executive represents and warrants to the Company that his acceptance of employment and the performance of his duties for the Company will not conflict with or result in a violation or breach of, or constitute a default under any contract, agreement or understanding to which he is or was a party or of which he is aware and that there are no restrictions, covenants, agreements or limitations on his right or ability to enter into and perform the terms of this Agreement that have not or will not be waived prior to the Effective Date.

     6.15 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. Facsimile transmission of any signed original document or retransmission of any signed facsimile transmission will be deemed the same as delivery of an original. At the request of any party, the parties will confirm facsimile transmission by signing a duplicate original document.
     6.16 Captions. Paragraph headings are for convenience only and shall not be considered a part of this Agreement.
     6.17 No Third Party Beneficiary Rights. Except as otherwise provided in this Agreement, no entity shall have any right to enforce any provision of this Agreement, even if indirectly benefited by it.
     6.18 Withholdings. Any payments provided for hereunder shall be paid net of any applicable withholdings required under Federal, state or local law and any additional withholdings to which Executive has agreed.
     IN WITNESS WHEREOF, the parties have duly executed this Agreement, intending it as a document under seal, to be effective for all purposes as of the Effective Date.

CLAIRE’S BOUTIQUES, INC.
By:	/s/ Eugene S. Kahn
	Name:	Eugene S. Kahn
	Title:	Chief Executive Officer

EXECUTIVE
/s/ John A. Zimmermann
Name:	John A. Zimmermann